Kinetics Mutual Funds, Inc.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

January 8, 2010

VIA EDGAR TRANSMISSION

Ms. Sheila Stout
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC 20549

Re:	KINETICS MUTUAL FUNDS, INC. (the “Company”)
Securities Act Registration No: 333-78275
Investment Company Act Registration No: 811- 09303
SEC Accession No. 0000894189-09-002751, 0000894189-09-000623, 0000894189-08-002870, 0000894189-08-000856
Kinetics Government Money Market Fund - S000005034

Dear Ms. Stout:

This correspondence is being filed in response to the oral comments given to Drinker Biddle & Reath LLP on January 5, 2010 regarding the review of the Company’s four most recent semi-annual reports for registered investment companies filed on Form N-SAR, dated December 31, 2007, June 30, 2008, December 31, 2008, and June 30, 2009, specifically with regard to the Kinetics Government Money Market Fund (the “Fund”).

For your convenience, the Staff of the Securities and Exchange Commission’s (the “Commission’s” or the “Staff’s”) comments have been reproduced in bold typeface immediately followed by the Company’s responses.

Staff Comment:  Please either confirm the accuracy of the response “1.0000” to Item 74W on each of the Company’s Form N-SARs mentioned above, or note the error(s) and explain the reason for such error(s), in addition to providing the correct response.  If applicable, please file an amended Form N-SAR report.

Response:
The Company responds by noting that Item 74W regarding the mark-to market net asset value per share for money market funds indicates that only four decimal places be used in the response.  For each of the semi-annual periods noted above, the extended net asset value for the Kinetics Government Money Market Fund contained repeating “9’s” beyond the four place limitation.  Using generally accepted accounting principles, rounding this number to four decimal places results in a net asset value per share of $1.0000 in each instance.  Therefore, the Company confirms that the previous four Form N-SAR filings have displayed the correct net asset value per share for the Kinetics Government Money Market Fund.

In connection with this response to the Staff’s comments, the Company, on behalf of the Fund, hereby states the following:

1

(1)
The Fund acknowledges that in connection with the comments made by the Staff regarding semi-annual reports for registered investment companies filed on Form N-SAR, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the reports;

(2)
The Fund acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(3)	The Fund represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Fund.

If you have any questions regarding the enclosed, please do not hesitate to contact Jeanine M. Bajczyk, Esq. at (414) 765-6609 or the undersigned at (914) 703-6900.

Very truly yours,

KINETICS MUTUAL FUNDS, INC.

/s/ Jay Kesslen
Jay Kesslen
Vice President